UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of ___ June 2008 ___

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: June 11th 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Austral Pacific Energy - Operations Update

Wellington, New Zealand – June 11, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX; AMEX: AEN)

Preparations are now complete and the A6 well is scheduled to start drilling in the next 24 hours. The well will drill through a secondary reservoir and into the primary target over the next 14 days. The well is being drilled from a surface location adjacent to the Cheal production facility and will be directionally drilled to reach the reservoir some 1000 meters to the west and to a depth of 1750 meters.

If the well is successful, it is modeled to add 320,000bbls of recoverable oil and 250 - 350 barrels of oil per day (bopd) to the field’s current production rate in the order of 500bopd. At today’s oil price (~$US130/bbl), and production rate, the field generates a revenue stream of over US$1.95m/ month. Success in this first of two wells could increase production to approximately 800bopd and the field revenue stream to $US3.1m/ month. Austral Pacific holds a 69.5% working interest in the field.

The A7 well is scheduled to follow the drilling and completion of the A6 well.

Austral Pacific has been actively pursuing its strategy to focus on its core assets of Cheal, Kahili and Cardiff; increase production and reduce costs through a series of steps that have been announced individually over the past month.

Commenting on recent activity in the company, Austral CEO Mr Thom Jewell said, “We have successfully completed the monetization of our assets in Papua New Guinea; we have reduced the primary company debt from $US18.5m at year end to $US9m allowing the company to take on additional debt to benefit from the full upside of high oil prices. The impact of closing out the hedge is an increase in Austral’s revenue from Cheal from $US 0.68m/month to $US 1.4m/month and an increase in the margin per barrel from approximately $US40 to $US105.”

Mr Jewell further commented that, “in a success case, the A6 well and A7 wells will increase production and further increase the per barrel margin by making more efficient use of the new production facilities.”

Commenting on other announcements, Mr Jewell said he was disappointed in the apparent reaction by a few of the company’s shareholders to its decision to reduce the number of exchanges from three to two with the voluntary withdrawal from the AMEX. He said “All of our shareholders will be able to freely trade in the stock through the TSX-V or the NZX and the company will be able to significantly reduce the costs and compliance complexity of its business.”

In other news, the longest standing member of the Austral Pacific board of Directors, Mr Ron Bertuzzi, has decided to step down. Mr Bertuzzi has been actively involved in the company since 1992 and served on the board from October 1992 until October 1996 and then again from March 1998. With the addition of Peter Hazledine in January 2008, the board remains fully functional in its strategic and fiduciary responsibilities.

“I have enjoyed working with Ron and I would personally like to thank him for his invaluable contribution over the past 16 years”, Mr Jewell said.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

Phone: Thom Jewell, CEO +64 (4) 495 0880

None of the Exchanges upon which Austral Pacific's securities trade have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. See our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.